EXHIBIT 99.2


         ECOTYRE TECHNOLOGIES, INC. ANNOUNCES AN 836% INCREASE
                 IN NET SALES FOR ITS FISCAL YEAR END

HOLTSVILLE, NY - (BUSINESSWIRE) - JULY 17, 1997 - EcoTyre Technologies, Inc. (NASDAQ:ETTI) announced today that net sales for the fiscal year ended March 31, 1997 increased 836% to $2,938,565, as compared to net sales of $314,024 for the previous fiscal year ended March 31, 1996. Net losses for the current period were $3,411,743, or $5.98 loss per share, a 29% increase over losses of $2,637,312, or $10.24 loss per share, posted in the prior year.

According to Vito F. Alongi, President and CEO, "1997 was both a challenging and demanding year for EcoTyre during which time several hurdles were overcome and critical objectives were achieved. It took three full quarters to effectively make the transition over to a full manufacturing operation, and the fourth quarter has confirmed our efforts were very successful. Approximately 46% of Fiscal 1997's total net sales were achieved in the final quarter of the year, AND we also showed a gross profit for this last quarter - the first since manufacturing has been on-line. EcoTyre is now firmly positioned to begin aggressively enhancing its domestic and international sales and marketing efforts while increasing production output. With the plant currently operating at 40% capacity, we now have the infrastructure in place to meet order flow demands and generate additional inventory to reduce product backorders. The management of EcoTyre certainly appreciated the patience and on-going support of our shareholders through this rather difficult year and now look forward to making a profitable company a firm reality.

Based in Holtsville, New York, EcoTyre Technologies, Inc. is a manufacturer in the United States that recycles old tires by utilizing European remolded technology to manufacture and distribute a comprehensive line of replacement automobile tires. Differing from the traditional retreading process in which new tread is simply placed over the tread portion of a used casing, EcoTyre applies new sidewall and tread rubber to a completely buffed casing and permanently bonds the rubber to the casing from sidewall to sidewall in high temperature vulcanizing presses. The result is a superior quality tire which is virtually "indistinguishable" from a new tire in appearance and performance, but sells for substantially less than leading brands.

                             TABLE FOLLOWS



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                       ECOTYRE TECHNOLOGIES, INC.
  STATEMENT OF OPERATIONS FOR FISCAL YEAR ENDED MARCH 31, 1997 AND 1996
                           AUDITED FINANCIALS


                                                    1997           1996
                                                    ----           ----

NET SALES                                        $2,938,565     $  314,024

COST OF SALES                                     4,335,447        925,914

   Gross Loss                                    (1,396,882)      (611,890)

OPERATING AND OTHER EXPENSES
   Selling and Shipping                             745,529        336,956
   General and Administrative                     1,242,416        916,988
   Interest (including amortization of
      original issue discount of $0 and
      $283,328 and net of interest
      income of $57,652 and $29,503)                 22,080        364,892
   Write-off of original issue discount                   0        389,216

   Total Operating and Other Expenses             2,010,025      2,008,052

LOSS BEFORE TAXES                                (3,406,907)    (2,619,942)

PROVISIONS FOR TAXES                                  4,836         17,371

NET LOSS                                         (3,411,743)    (2,637,313)

PREFERRED STOCK DIVIDENDS                           188,185        149,070

NET LOSS ATTRIBUTABLE TO COMMON
   SHAREHOLDERS                                  (3,599,928)    (2,786,383)

NET LOSS PER SHARE                               $    (5.98)    $   (10.24)

WEIGHTED AVERAGE NUMBER OF
   SHARES OF COMMON STOCK OUTSTANDING               602,367        272,196

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THE STATEMENTS WHICH ARE NOT HISTORICAL FACTS CONTAINED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, RISKS ASSOCIATED WITH THE UNCERTAINTY OF FUTURE FINANCIAL RESULTS, ADDITIONAL FINANCING REQUIREMENTS, DEVELOPMENT OF NEW PRODUCTS, REGULATORY APPROVAL PROCESSES, THE IMPACT OF COMPETITIVE PRODUCTS OR PRICING, UNPREDICTABILITY OF PATENT PROTECTION, TECHNOLOGICAL CHANGES, THE EFFECT OF ECONOMIC CONDITIONS AND OTHER UNCERTAINTIES DETAILED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT:
VITO F. ALONGI, PRESIDENT/CEO, ECOTYRE TECHNOLOGIES, INC., (516) 289-4545 or www.insidewallstreet.com